SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

April 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg, Esq.
Mail Stop 3720

                        Re: Roaming Messenger, Inc. (the "Company") Amendment No. 1 to Form SB-2
                              File No. 333-131326
                              -------------------

Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of Amendment No. 1 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the Registration Statement. On the date hereof, we are also filing the Amendment by EDGAR transmission. The Registration Statement was filed on January 27, 2006. The staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement by letter dated February 24, 2006. Following are the Company's responses to the Staff's comments. For ease of reference, we have set forth the Staff's comments in their entirety.

General

1. We note on page 2 of the prospectus that on December 28, 2005 you terminated the Periodic Equity Investment Agreement. However, it does not appear you have filed a post-effective amendment on Form SB-2 (333-124600) to deregister the remaining unsold shares with respect to that agreement. Please advise.

The Company filed a post-effective amendment on March 31, 2006, to deregister shares included in the previous registration statement.

Registration Statement Facing Page

2. We note that the calculation of registration fee table is based on the price of your common stock on January 23, 2005, which appears to be a typo. Please revise to clarify the date. We also note that the common stock you are registering relates to convertible debentures in which the number of shares to be issued is based upon a discount to the market price of the common shares. Accordingly, please confirm to us as follows:

o You have registered a good faith estimate of the maximum number of shares you may issue under the convertible debenture;
o You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
o You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

In this regard, adjust the registration fee if necessary.

The Company has fixed the typographical error in accordance with the Staff's comment. In addition, please see the attached Company confirmations.

Prospectus Cover Page

3. In first full paragraph clause (1), it appears the pricing formula omits language after the phrase "during the five trading days immediately" and before
(ii) such that the disclosure is confusing. Please revise or advise.

The Company has made revisions in accordance with the Staff's comment. See the cover page of the prospectus.

Prospectus Summary, page 1

4. We note your disclosure that you issued Cornell Capital warrants to purchase 1,500,000, 4,000,000 and 4,000,000 shares of common stock at an exercise price of $0.08, $0.10 and $0.12 per share, respectively. According to the warrant agreements, filed as exhibits 4.2, 4.3 and 4.4 to the Form 8-K dated December 28, 2005, it appears that the exercise prices may be adjusted per Section 8 of the agreements It is unclear, however, whether the Section 8(b) effect provisions relate solely to anti-dilution. Please tell us whether those provisions are consistent with Rule 416 and otherwise are consistent with a completed offering of the warrants to which Cornell Capital is at market risk.

The Company advises the Staff that Section 8 of the warrants contains ratchet provisions that are triggered when it issues securities at a per share price that is below the then applicable warrant exercise price. Additional shares that may be issued as a result of such provision are not being registered herewith. These standard anti-dilution provisions do not impact on the conclusion that the Company completed the private offering of the debentures and the warrants.

5. We note your disclosure concerning your right to redeem a portion or all amounts outstanding under the debenture. Please clarify whether Cornell Capital may elect to convert all or a portion of the debentures after receiving your notice of redemption and prior to you being actually able to exercise your right. Please make similar revisions to your disclosure in your Liquidity and Capital Resources discussion on page 13.

The Company has made revisions in accordance with the Staff's comment. See page 1 of the Registration Statement.

6. We note that if you redeem a portion of the amounts outstanding under the debentures, you will issue to Cornell Capital 50,000 shares of common stock for each $100,000 redeemed. Please revise to disclose that those redemption shares arc not being registered in this offering.


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

The Company has made revisions in accordance with the Staff's comment. See page 1 of the Registration Statement.

Risk Factors, page 4

7. Please revise to include a risk factor addressing the risk in connection with the indictment of Jonathan Lei and Bryan Crane by a federal grand jury for conspiracy to commit securities, mail and wire fraud.

The Company has made revisions in accordance with the Staff's comment. See page 5 of the Registration Statement.

Use of Proceeds, page 10

8. Please expand your disclosure to include the amount of proceeds you may receive from the exercise of the warrants. In this regard, revise to articulate the intended use of such proceeds. See Item 504 of Regulation S-B. Alternatively, if you have no specific plan for these proceeds, then revise to so state.

The Company has made revisions in accordance with the Staff's comment. See page 9 of the Registration Statement.

Managements Discussion and Analysis or Plan of Operation, page 11

9. We note that in your Risk Factors you have disclosed the potential impact of the debentures on your liquidity. Please revise here to fully address the potential impact of the debentures on your liquidity that you have discussed in your Risk Factor section.

The Company has made revisions in accordance with the Staff's comment. See page 13 of the Registration Statement.

Plan of Distribution, page 31

10. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective it is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding. Also, we note that on page 1 of your prospectus you state that Cornell Capital has agreed to not short any shares of your common stock. Please revise or advise.

The Company has made revisions in accordance with the Staff's comment to clarify that Cornell Capital's agreement not sell short only applies as long as the debentures are outstanding. See page 1 of the Registration Statement. Also, please see the attached confirmation by the Company.

11. Is the selling shareholder a broker-dealer? If so, identify that shareholder as an underwriter.

The Company has been advised that the selling shareholder is not a broker-dealer.

12. If the selling shareholder that is an affiliate of a broker-dealer, disclose if true:


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

o The seller purchased the securities to be resold in the ordinary course of business; and
o At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If these statements are not true, then revise to disclose that the selling shareholder is an underwriter.

The Company has been advised that the selling shareholder is not an affiliate of a broker-dealer. Therefore, no revisions are required to be made in response to this comment.

Undertaking, II-4

13. Please revise your undertakings to include those required by Item 512(e) and
(g) of Regulation S-B.

The Company has made revisions in accordance with the Staff's comment.

Form 10-QSB for the Quarter Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

14. Please revise your disclosure to fully address the potential impact of the debentures on your liquidity. See also prior comment 9. We note that we issued a similar comment to you in connection with our review of your Registration Statement on Form SB-2, filed May 3, 2005, Form l0-KSB for Fiscal Year Ended June 30, 2004 and Form l0-QSB for Fiscal Quarter Ended March 31, 2005. See comment 22 of our letter dated June 2, 2005.

The Form 10-QSB will be amended in accordance with the Staff's comment.

Legal Proceedings, page 13

15. Please revise to provide a more detailed disclosure of the factual basis for the indictments against Messrs. Lei and Crane.

The Form 10-QSB will be amended in accordance with the Staff's comment.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.

                                                Very truly yours,


                                                /s/
                                                Louis A. Brilleman


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

      In connection with the Company's filing of amendment No. 1 to its registration statement on Form SB-2 (File No. 333-131326), the undersigned hereby confirms as follows:

      o The Company has registered a good faith estimate of the maximum number of shares it may issue under the convertible debenture;
      o     The Company may not rely on Rule 416 if the market price of the common shares results in it having insufficient shares;
      o     The Company will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that it has included in the registration fee table; and
      o The Company understands that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective and that it is the Staff's view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5 of the Securities Act of 1933, as amended.

      April 12, 2006

      Roaming Messenger, Inc.


      By: /s/ Jon Lei
          -----------
      Jon Lei, President


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